Decibel Therapeutics, Inc.

1325 Boylston St., Suite 500

Boston, MA 02215

February 9, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jason Drory

Re: Decibel Therapeutics, Inc.

Registration Statement on Form S-1

File No. 333-252347

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Decibel Therapeutics, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-252347), as amended, so that it may become effective at 4:00 p.m. Eastern time on February 11, 2021, or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request by telephone call to the staff of the U.S. Securities and Exchange Commission. Please contact Stuart M. Falber of Wilmer Cutler Pickering Hale and Dorr LLP, counsel to the Company, at (617) 526-6663, or in his absence, Scott N. Lunin at (212) 295-6388, to provide notice of effectiveness, or if you have any other questions regarding this matter.

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Very truly yours,

DECIBEL THERAPEUTICS, INC.

By:	/s/ Laurence Reid
Name:	Laurence Reid, Ph.D.
Title:	Chief Executive Officer